FERROVIAL SE (“FERROVIAL” OR THE “COMPANY”) ANNOUNCES SECOND QUARTER AND FIRST HALF 2025 EARNINGS RELEASE DATE Amsterdam, July 9, 2025. Ferrovial (Ticker: “FER”) will release its financial and operating results for the second quarter and first half of 2025 on Tuesday, July 29, 2025, after the U.S. market closes. The Company’s management team will host a conference call to present these results on Wednesday, July 30, 2025, at 3:00pm CEST (9:00am EDT). The event may be attended via webcast or conference call. Access codes will be made available on the Company’s Investor Relations website (https://www.ferrovial.com/en/ir-shareholders/). For further inquiries, please contact the Investor Relations Department via email at ir@ferrovial.com or by phone at +34 91 586 25 65 (Spain) or +31 20 798 3724 (The Netherlands).